SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) of
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File No. 2-83256

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

RELIABILITY INCORPORATED EMPLOYEE STOCK SAVINGS PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RELIABILITY INCORPORATED
16400 Park Row
Houston, Texas 77084
P. O. Box 218370
Houston, Texas 77218-8370

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN

December 31, 2002

TABLE OF CONTENTS

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN

REPORT OF INDEPENDENT AUDITORS

The Administrative Committee
Reliability Incorporated Employee
    Stock Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Reliability Incorporated Employee Stock Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year ended December 31, 2002, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Houston, Texas
June 16, 2003

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,
	2002	2001
Plan assets:
Investments, at fair value (Note F)	$3,108,828	$5,618,048
Total assets	$3,108,828	$5,618,048

Net plan liabilities:
Net pending trades	14,349	-
Net assets available for benefits	$3,094,479 =======	$5,618,048 =======

See accompanying notes.

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2002

Investment income (loss):
Interest and dividends	$ 64,239
Net depreciation in fair value of investments	(2,009,807)
Total investment loss	(1,945,568)

Contributions:
Employee	355,623
Employer	102,161
Total contributions	457,784

Deductions:
Withdrawals and terminations	(1,035,236)
Administrative fees	(549)
Total deductions	(1,035,785)
Decrease in net assets available for benefits	(2,523,569)
Net assets available for benefits at beginning of year	5,618,048
Net assets available for benefits at end of year	$ 3,094,479 ========

See accompanying notes.

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE A - PARTICIPATION AND CONTRIBUTIONS

In July 1983, Reliability Incorporated (the "Company" or "Employer") adopted an Employee Stock Savings Plan (the "Plan"). The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an Administrative Committee (the "Committee") appointed by the Board of Directors of the Company. All assets of the Plan, except for the Loan Fund, are held under discretionary trust agreements.

Any United States employee of the Employer who has completed six months of service including at least 900 hours of service or one year of service including at least 1,000 hours of service becomes a member ("Member") of the Plan on the first day of the next month following the date on which the employee becomes eligible and may elect to make contributions to the Plan.

Under the Plan, a Member may contribute, through payroll deductions, up to 100 percent of his compensation ("Employee Contribution"), as defined in the Plan Agreement. Members may increase or decrease contribution percentages each pay period. Members may elect to invest their contributions in various mutual funds, a common collective trust fund or in The Reliability Incorporated Common Stock Fund ("Common Stock").

The Employer matches the Employee Contribution by an amount ("Employer Contribution") equal to 50 percent of the Employee Contribution up to a maximum of 2% of the Member's compensation. Also, the Employer annually contributes, for employed Members, a supplemental amount ("Employer Voluntary Contribution") equal to 1% of each Member's compensation for the period during which he was a Member. An additional discretionary contribution ("Discretionary Contribution") may be made. The amount of the Discretionary Contribution, if any, will be determined annually by the Board of Directors and will be contributed as a percent of each Member's compensation. The Employer did not make a Discretionary Contribution for 2002.

A Member receives a vested interest in the balances in the Employer Contribution, Employer Voluntary Contribution and Discretionary Contribution accounts plus allocated earnings and realized and unrealized gains and losses thereon ("Employer Account") based upon years of service (as defined in the Plan) as follows:

Years of service	Vested interest in Employer Account
Less than 2	0%
2	20
3	40
4	60
5	80
6 or more	100

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

December 31, 2002

NOTE A - PARTICIPATION AND CONTRIBUTIONS - Continued

A Member always has a 100 percent vested interest in the balance in his Employee Contributions plus allocated earnings and realized and unrealized gains and losses thereon (his "Employee Account"). Upon death or total and permanent disability, a Member is automatically 100% vested in his Employer Account. All Members become fully vested in all their accounts if the Company terminates the Plan and account balances will be distributed as prescribed by ERISA.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting. Benefits are recorded when paid.

Investment Valuation

Investments in Common Stock and mutual funds are stated at their fair value based on quoted market prices. The investment in the Stable Value Fund is based on the Fund's net asset value, as determined by the issuer based on the fair value of the underlying investments and the investment in the Money Market Fund is stated at cost, which approximates fair value.

Amounts contributed by the Company are invested solely in The Reliability Incorporated Common Stock Fund. Members may begin diversifying out of the Employer contributed portion of the Reliability Incorporated Common Stock Fund beginning at age 55 if they have completed ten years of service. Common Stock may be purchased by Smith Barney Corporate Trust Company ("Trustee") directly from the Company or in the open market. The Trustee has not purchased any stock directly from the Company since 1998. The purchase price per share for stock purchased from the Company is the closing price on the day prior to the purchase by the Trustee. Gains and losses realized on the sale of Reliability Incorporated Common Stock are recorded on an average cost basis.

Administrative Expenses

Certain administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

December 31, 2002

Risks and Uncertainties

The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

NOTE C - WITHDRAWALS AND TERMINATIONS

A Member may elect to withdraw all or a portion of his after-tax Employee Contributions at any time. Certain restrictions apply to withdrawals of pre-tax Employee Contributions. A Member making a withdrawal from pre-tax Employee Contributions is not permitted to make future pre-tax Employee Contributions prior to the first day of the month following the expiration of six months from the date of such withdrawal.

Upon a Member's termination of employment, the Member will generally receive a benefit in the form of a lump sum distribution.

The non-vested portions of the Employer Accounts of a Member whose employment is terminated prior to the attainment of six years of service or who retires prior to Normal Retirement Age (as defined in the Plan), are forfeited and allocated among the other Members in the ratio that each such Member's defined compensation for the Plan Year, or that portion of the Plan Year during which he was a Member of the Plan, bears to the total defined compensation for all Members for the Plan Year. Forfeitures do not reduce the Employer's Contribution or the Employer's Voluntary Contributions.

NOTE D - MEMBER LOANS

A Member may borrow up to the lesser of 1) $50,000 or 2) 50 percent of his non-forfeitable accrued benefit. The minimum loan amount is $1,000 and the maximum loan term is five years for general loans and 15 years for home loans. Loan payments are made through payroll deductions. Loans are stated at cost which approximates fair value.

NOTE E - FEDERAL INCOME TAX AND ERISA

The Plan received a determination letter from the Internal Revenue Service dated September 7, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has subsequently been amended for certain tax legislation enacted since the date of the determination letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Administrative Committee believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan and the related trust are tax exempt.

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

December 31, 2002

NOTE F - INVESTMENTS

The following table presents details related to individual investments representing 5% or more of the Plan's net assets.

	December 31,
	2002	2001

Large Capitalization Value Equity Investments Fund	$702,214	$1,028,865
Stable Value Fund	655,065	860,027
Reliability Incorporated Common Stock*	556,242	1,873,341
Large Capitalization Growth Investments Fund	505,618	852,446
Small Capitalization Growth Investments Fund	326,028	518,652
International Equity Investments Fund	278,276	361,126

* Indicates both non-member directed and member directed

During 2002, the Plan's investments, including gains and losses in investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

Reliability Incorporated Common Stock	$(1,289,852)
Mutual funds	(719,955)
Net (depreciation)	(2,009,807) ========

NOTE G - NON-MEMBER DIRECTED INVESTMENTS

Information about the significant components of the changes in net assets relating to Reliability Incorporated Common Stock Fund is as follows:

Employer Contributions	$ 102,161
Employee Contributions	40,185
Net depreciation in fair value of Common Stock	(1,289,852)
Inter-fund transfers	(24,173)
Withdrawals and terminations	(159,561)
Administrative expenses	(208)
Pending trades	14,349
Net decrease	(1,317,099)
Net assets at beginning of the year	1,873,341
Net assets at end of the year	$ 556,242 =======

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - (Continued)

December 31, 2002

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2002

Net assets available for benefits per the financial statements	$3,094,479
Less amounts allocated to withdrawing participants	(2,763)
Net assets available for benefits per the Form 5500	$3,091,716 =======

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Year ended December 31, 2002

Benefits paid to participants per the financial statements	$1,035,236
Plus amounts allocated to withdrawing participants	2,763
Benefits paid to participants per the Form 5500	$1,037,999 =======

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but which have not yet been paid as of that date.

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN - 75-0868913
Plan Number - 001

December 31, 2002
Identity of Issue	Description	Cost	Current Value

Reliability Incorporated*	Common Stock	$1,795,411	$ 556,242
Smith Barney Corporate Trust Company Stable Value Fund*	Common/Collective Trust	**	655,065
The Consulting Group Capital Market Funds:***
Large Capitalization Value Equity Investments Fund*	Mutual Fund	**	702,214
Large Capitalization Growth Investments Fund*	Mutual Fund	**	505,618
Small Capitalization Growth Investments Fund*	Mutual Fund	**	326,028
International Equity Investments*	Mutual Fund	**	278,276
Multi-sector Fixed Income Investments Fund*	Mutual Fund	**	11,913
Small Capitalization Value Equity Investments Fund*	Mutual Fund	**	7,761
Balance Investments Fund*	Mutual Fund	**	393
SEI Prime Obligation Fund*	Money Market Fund	39,001	39,001

Loan Fund*	Member Loans		26,317
(Interest Rates: 7.5% to 9.5%)

TOTAL INVESTMENTS			$3,108,828 =======

* Party-in-interest
** Cost not required for Member directed investments
*** Managed by The Consulting Group, a division of Smith Barney Fund Management LLC ("SBFM"). SBFM is a wholly-owned subsidiary of Salomon Smith Barney Holdings, Inc.

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN

SCHEDULE H, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS
EIN - 75-0868913
Plan Number - 001

Year ended December 31, 2002

Identity of Party Involved	Description of Asset	Purchase Price	Cost of Asset	Selling Price	Net gain or (loss)

Series of non-member directed transactions in excess of 5% of Plan assets:

Reliability Incorporated
Common Stock - Purchases		$150,465 ======	$150,465 ======	$ - ======	$ - ======

SEI Prime Obligation Money
Market Fund - Purchases		$1,302,169 ======	$1,302,169 ======	$ - ======	$ - ======

Reliability Incorporated
Common Stock - Sales		$ - ======	$400,077 ======	$177,712 ======	$(222,365) ======

SEI Prime Obligation Money
Market Fund - Sales		$ - ======	$1,309,904 ======	$1,309,904 ======	$ - ======

Note: Includes both member directed and non-member directed transactions in Reliability Incorporated Common Stock.

RELIABILITY INCORPORATED
EMPLOYEE STOCK SAVINGS PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

RELIABILITY INCORPORATED EMPLOYEE STOCK SAVINGS PLAN
Date: June 19, 2003	By: Administrative Committee (Plan Administrator) /s/ Carl V. Schmidt Administrative Committee Member

RELIABILITY INCORPORATED

INDEX TO EXHIBITS
Exhibit Number	Description

23	Consent of Independent Auditors, dated June 19, 2003, related to Employee Stock Savings Plan and Trust.
99.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.